Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

January 27, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Immediate Supplementary Report - Demand to exercise rights prior to filing derivative claim and application for disclosure of documents

Tel Aviv, Israel – January 27, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (the “Company”) announced today that further to the Company’s Immediate Report dated January 23, 2020 regarding a demand for the exercise of rights before filing a derivative claim in connection with the determination of the Antitrust Commissioner, dated September 4, 2019, regarding exploitation of the Company’s position on the passive infrastructure issue, a supplementary report is hereby submitted that on January 26, 2020 another application was received in the same matter.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.